SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

______________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

(Name of Subject Company)

Everest REIT Investors I, LLC (offeror)

(Filing Persons)

Shares of Common Stock

(Title of Class of Securities)

None known

(CUSIP Number of Class of Securities)

Christopher K. Davis

Everest REIT Properties, LLC

199 S. Los Robles Ave., Suite 200

Pasadena, CA 91101

Telephone (626) 585-5920

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation: $25,200,000(1)                     Amount of Filing Fee: $3,054.24

(1)Assumes the purchase of 3,600,000 Shares at the gross cash price per Share.

[ ]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  3,054.24Filing party:  Everest REIT Investors I, LLC

Form or registration no.:  SC TO-TDate filed:  October 1, 2018

[ ]Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[ ]issuer tender offer subject to Rule 13e-4.

[ ]going-private transaction subject to Rule 13e-3.

[ ]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO (“Statement”) relates to the offer (the "Offer") by EVEREST REIT INVESTORS I, LLC (the "Purchaser") to purchase up to 3,600,000 shares of common stock (the "Shares") in Resource Real Estate Opportunity REIT, Inc. (the “Corporation”), the subject company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 1, 2018 (the "Offer to Purchase") and the related Transfer Agreement. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase. The following Items are amended.

ITEMS 1 – 11.

The Offer is hereby amended to clarify that the Purchaser acknowledges that, notwithstanding the statements made in “Section 3. Procedure for Tendering Shares” and “Section 4. Withdrawal Rights” in the Offer to Purchase that an interpretation or determination made by Purchaser will be final and binding, such an interpretation or determination would remain subject to the parties’ ability to seek review of any dispute in accordance with “Section 13. Certain Legal Matters” in the Offer to Purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2018

EVEREST REIT INVESTORS I, LLC

By:/S/ DAVID I. LESSER

David I. Lesser

President